EXHIBIT 99.1

Fury Announces Closing of C$18 Million Brokered Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE UNITED STATES

VANCOUVER, Canada, Oct. 14, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the closing of its previously announced brokered private placement of (i) 9,915,000 flow-through units sold to charity purchasers (the “Charity FT Units”) at a price per Charity FT Unit of C$1.21; and (ii) 6,003,000 flow-through shares (the “FT Shares”) at a price per FT Share of C$1.00, for total aggregate gross proceeds of C$18,000,150 (the “Offering”). The Charity FT Units are comprised of (i) one “flow-through” share (each, a “Charity FT Share”), and (ii) one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one non-flow through common share (a “Warrant Share”) at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing of the Offering. The Charity FT Units and FT Shares qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada). The Warrant Shares do not qualify as “flow-through shares”.

The Offering was conducted by a syndicate of agents led by Haywood Securities Inc. and including BMO Capital Markets, H.C. Wainwright & Co., LLC, Beacon Securities Limited and Velocity Trade Capital Ltd. (collectively, the “Agents”).

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada), (the “Qualifying Expenditures”) related to the Company’s projects in Québec and Nunavut on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the purchasers of the Charity FT Units and FT Shares effective date of no later than December 31, 2025. The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company’s Eau Claire and Committee Bay projects, as detailed in the offering document posted on the Company’s website at www.furygoldmines.com and on SEDAR+ at www.sedarplus.ca.

The Charity FT Units and FT Shares were sold to purchasers pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (and related blanket order) and therefore are not subject to resale restrictions pursuant to applicable Canadian securities laws. As consideration for its services under the Offering, the Agents received cash compensation equal to 6.0% of the gross proceeds raised under the Offering.

An insider of the Company participated in the Offering through the purchase of 10,000 FT Shares. The issuance of the FT Shares to the insider is considered a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation requirements of MI 61-101 pursuant to section 5.5(a) and the minority shareholder approval requirements of MI 61-101 pursuant to section 5.7(1)(a) in respect of such insider participation as the fair market value of the transaction, insofar as it involves interested parties, does not exceed 25% of the Company's market capitalization.

The securities referred to in this news release have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the proposed use of proceeds of the Offering and the tax treatment of the Charity FT Units and FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the Charity FT Units and FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.